------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 2)

             Fields Technologies, Inc f/k/a AmeriNet Group.com, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03073A103

--------------------------------------------------------------------------------
                                 (CUSIP Number)
                          Vanessa H. Lindsey
               1941 Southeast 51st Terrace; Ocala, Florida 344471
                                 (352) 694-6714

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                June 13, 2001

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.  294698105          13D/A                  Page 2   of 4   Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Calvo Family Spendthrift Trust 59-6849665
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Florida
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF          2,522,992

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                     2,522,992
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,522,992
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 294698105             13D/A                  Page 3   of  4  Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

                                  Common Stock
             Fields Technologies, Inc f/k/a AmeriNet Group.com, Inc.
                  333 Main Street,  Park City,  Utah84060
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)
     (b)
     (c)

     (d)

     (e)

     (f)

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.



________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a)  Not Applicable

     (b)  Not applicable

     (c) On June 13, 2001, the Issuer increased its number of authorized shares to 175,000,000 shares of common stock. On June 13, 2001, a reorganization agreement between the Issuer and Randall K. Fields and Riverview Financial Corp. was signed, see "Item 7. Material to be filed as Exhibits" to this Schedule 13D. The Issuer's total number of outstanding shares are 148,923,236 shares of common stock. The total number outstanding leaves the group with 3% or less of the Issuer's common stock.

     (d)  Not Applicable

     (e)  Not Applicable

     (f)  Not applicable

     (g)  Not Applicable

     (h)  Not Applicable

     (i)  Not Applicable

     (j)  Not applicable

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)  2,522,992      2%

     (b)  sole power  2,522,992

     (c) Acquired 911,498 shares in June 2001 from Yankee Companies as a stock dividend, acquired 1,000,000 in May 3. 2001 shares from Yankee Companies as a stock dividend.

     (d)

     (e)
________________________________________________________________________________
Item 6.

Provided funds to issuer in March, 2001 for qcquisition of Park city and received 735,294 shares from issuer for $0.17 in June, 2001.


________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Reorganziation agreement, dated May 31, 2001 as amended on June 11, 2001 and June 13, 2001 between the Issuer, Randall K. Fields and Riverview Fionancial Corporation was filed as an exhibit to the Issuer's form 8-KSB filed with the Commission on June 28, 2001.

________________________________________________________________________________

CUSIP No. 294698105             13D/A                  Page 4   of  4  Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         7/3/00
                                        ----------------------------------------
                                                         (Date)


                                        ----------------------------------------
                                                       (Signature)


                                                  Cyndi Calvo, Trustee
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).